FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: June 23, 2005	Lewis N. Rose President and Chief Executive Officer

NEWS FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC TAKES POKER SOFTWARE TO HIGH-SPEEDS
 New Lightning™ games & lower-limit tables expand player choice of stake size, speed of play to match their skill level

June 23, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today that its wholly-owned subsidiary, WagerLogic Limited, has released new enhancements to the poker software used by its licensees, some of the leading Internet poker sites around the world. New features include high-speed Lightning™ games and an expanded range of lower-limit games that offer Internet poker players a broad choice of games at their desired speed and levels.

“For CryptoLogic, it’s about delivering market-targeted products to our customers for greater player choice, entertainment and revenue potential,” said Lewis Rose, CryptoLogic’s President and CEO. “Whether you’re an amateur or a poker aficionado, CryptoLogic software offers the game you want, at the speed you want, in multi-currencies — and around the clock.”

New Lightning™ games are ideal for players looking for high-speed action. The games offer the same fun and rules as regular games, but at increased speed of play – players have only 12 seconds to act or hands are folded, and blinds are posted automatically. WagerLogic has also added 10 new game levels for players who prefer lower-stake games, including 0.15/0.25 No Limit and Pot Limit games, and 0.25/0.50 and 0.50/1.00 Limit games. These newest features can be found at top Internet poker sites, including williamhillpoker.com, betfairpoker.com, interpoker.com, littlewoodspoker.com, theritzclublondon.com, ukbettingpoker.co.uk, sunpoker.com, pokerplex.com, classicpoker.com and totalbetpoker.co.uk.

“We are excited to offer one of the most extensive poker offerings on the Internet from 0.15/0.25 to 150/300 that give players a variety of games to play,” said Andy Goetsch, CryptoLogic’s Vice President, Poker Software Development. “From play for free action at a speed you can learn, to high stakes, fast-paced poker to tournaments, we’re showing that CryptoLogic cares about poker and the heart of the Internet player.”

Ongoing investment in WagerLogic’s poker software is paying off for its customers, and is resulting in strong player traffic and engaging player experience. Most recently, more than 20 players qualified at WagerLogic licensees’ online tournaments to play in the $10,000 World Series of Poker New Orleans Circuit Event in May 2005 — one of the most prestigious land-based tournaments with over 200 players competing for a more than $2 million prize pool – and three licensees’ players achieved a dream come true by making it to the final table and winning more than $220,000 in aggregate.

Tel (416) 545-1455     Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

The global Internet poker industry has grown dramatically, and is forecasted to reach $2.9 billion this year – up from $100 million less than three years ago. The launch of the new Lightning™ and lower-stake games are the latest enhancements to CryptoLogic-developed software that powers one of the top five revenue-generating poker sites on the Internet, according to PokerPulse.com, an independent research site. CryptoLogic continues to advance its market leadership in Internet poker by investing in strong partnerships with trusted, brand name licensees, and in product development and system scalability that meet the needs of online poker players.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world leading, blue-chip public online gaming software developer and supplier. Its leadership in regulatory compliance makes it one of the very few companies in the world with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue-chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311 (media only) Karen Passmore, ext. 228/ kpassmore@argylerowland.com Dan Tisch, ext. 223/ dtich@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.